

April 11, 2013

<u>Via E-mail</u>
W. Nicholas Howley
Chief Executive Officer
TransDigm Group Incorporated
1301 East 9th Street, Suite 3000
Cleveland, Ohio 44114

> **Re: TransDigm Group Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 27, 2013**
> **File No. 333-186494**
> **Form 10-K for Fiscal Year Ended**
> **September 30, 2012**
> **Filed November 16, 2012**
> **File No. 001-32833**

Dear Mr. Howley:

We have received your response to our prior comment letter to you dated March 1, 2013 and have the following additional comments.

We have also included comments regarding your Form 10-K filed November 16, 2012. Please respond to these comments within ten business days or by advising us when you will provide the requested response.

<u>Amendment No. 1 to Form S-4</u>

<u>Exhibit 5.3</u>

1. Please refer to the last paragraph on page 2 under section A. Please revise to identify the "public authority documents" and state the respective date of each such document.

<u>Exhibit 5.4</u>

2. Please remove the assumption in the last paragraph on page 2 that "any certificates of government officials dated prior to the date hereof are still effective and accurate as of the date of this opinion letter." Counsel should not assume any of the material facts underlying the opinion.

3. Please explain to us why it is necessary for counsel to include qualification (c) on page 4.

Form 10-K for Fiscal Year Ended September 30, 2012

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Segment Reporting, page F-12

4. Please refer to your response to our prior comment 7. You state that your company reports its operating results, internally and externally, as one operating segment. In this regard, you have concluded that your individual reporting units do not qualify as separate operating segments based on the assertion that the chief operating decision maker (i.e., the "CODM") does not regularly review the historical operating results of the individual reporting units to make decisions about resource allocation and to assess their performance. However, you have acknowledged that each of your company's reporting units (A) engage in business activities from which they earn revenues and incur expenses and (B) maintain discrete financial information. As such, your reporting units appear to demonstrate two of the characteristics of operating segments.

Despite your assertion that the CODM does not regularly review the historical operating results of each individual reporting unit, we note that certain reports that are received by the CODM appear to suggest otherwise. For example, based upon the list of reports that were provided to the CODM on a monthly basis during fiscal year 2012, it appears the CODM reviews planned, current period, and prior period financial information such as bookings, sales, and "EBITDA as Defined" for each reporting unit. In this regard "EBITDA as Defined" would appear to reflect the measure used to assess segment performance (i.e., a performance measure). In addition, we note that the CODM appears to review (A) working capital metrics related to accounts receivable and inventory for each reporting unit and (B) letters from the presidents of each reporting unit that highlight and explain various results on a reporting unit basis. We believe that the CODM's review of these reports demonstrate that the operating results of each of your reporting units are regularly reviewed.

Given that (A) each of your reporting units engages in business activities from which it earns revenues and incurs expenses, (B) your company's CODM appears to review planned, current year, and prior year financial information related to each reporting unit – including, at least one performance measure, and (C) discrete information is available for each of your reporting units, we believe that each of the reporting units meets all three of the characteristics of an operating segment, as described at ASC 280-10-50-1. Therefore, please reassess your segment reporting structure based upon the conclusion that your reporting units qualify as separate operating segments. In this regard, we believe that you should (a) assess which of your reporting units, if any, qualify for aggregation pursuant to the guidance outlined at ASC 280-10-50-11 and (b) tell us the result of your analysis. Please note that even though each of your reporting units manufactures products that are sold in the aerospace industry, the products and services of each reporting unit should not automatically be deemed to be similar. Similarly, we note that the fact that all of your reporting units manufacture products would not necessarily imply the actual production processes are similar. As such, please be detailed when explaining the consideration that you have given to each of the aggregation criteria outlined at ASC 280-10-50-11. Finally, as part of your response, please provide us with detailed information regarding the gross margin percentages earned by each of your reporting units for (i) each of the last three fiscal years or (ii) all periods for which gross margin information is available, if less than three years.

5. As part of your response to our prior comment 7, you state that "no summary reports aggregating the financial information of any groups of reporting units are generated or reported internally at TransDigm." However, based upon our review of a corporate organization chart that was provided on page 32 of your June 27, 2012 Analyst Day presentation, we note that the majority of your company's operating units may report their results to four executive vice presidents, while the remaining operating units may report their results directly to the chief operating officer. Please tell us whether or not the corporate organization chart presented in the aforementioned Analyst Day presentation reflects an accurate depiction of your current corporate reporting structure. In addition, tell us whether the operating units reflected in the organization chart represent your company's reporting units. If so, please confirm that summary reports are not generated and reported internally based upon the aggregation of reporting/operating units as reflected in this organization chart.

    You may contact Jeff Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

    Sincerely,

    /s/ Justin Dobbie

    Justin Dobbie
    Legal Branch Chief

cc: Christopher M. Kelly
        Jones Day